CUSIP No. 80517Q100

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Savient Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

80517Q100

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ]           Rule 13d-1(b)

[ x ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 80517Q100

1.	Names of Reporting Persons.*

Partner Fund Management, L.P.

*See Item 4 for shares of the issuer's common stock beneficially owned by other reporting persons.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 3,213,629
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,213,629

9.	Aggregate Amount Beneficially Owned by Each Reporting Person3,213,629

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	4.8%

12.	Type of Reporting Person (See Instructions)	IA, PN

CUSIP No. 80517Q100

Item 1.

(a)	Name of Issuer

Savient Pharmaceuticals, Inc.

(b)	Address of Issuer's Principal Executive Offices

One Tower Center, East Brunswick, NJ 08816

Item 2.

(a)	The name of the person filing this statement is:

Partner Fund Management, L.P. ("PFM")

(b)	The principal business office of PFM is located at:

One Market Street, Suite 2200, Steuart Tower

San Francisco, CA 94105

(c)	PFM was organized in Delaware.

(d)	This statement relates to shares of common stock of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 80517Q100

CUSIP No. 80517Q100

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ X ]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to PFM and PIM) (See Item 4).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ X ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to PFM LLC, PIM LLC, Mr. James and Mr. Grossman) (See Item 4).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ X ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 80517Q100

Item 4.	Ownership.

The Stock reported as beneficially owned by PFM on its cover page includes the shares of Stock also beneficially owned by the PFM affiliates listed below.  PFM and such affiliates are together, the “Filers.”  PFM is filing this Schedule 13G on behalf of all of the Filers.

1.           Christopher M. James, a U.S. citizen
(a)           Amount of stock beneficially owned:  3,213,629
(b)           Percent of class:  4.8
(c)           Number of shares as to which the person has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote:  3,213,629
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  3,213,629

2.           Brian D. Grossman, a U.S. citizen
(a)           Amount of stock beneficially owned:  3,213,629
(b)           Percent of class:  4.8
(c)           Number of shares as to which the person has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote:  3,213,629
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  3,213,629

3.	Partner Fund Management GP, LLC, a Delaware limited liability company (“PFM LLC”)
(a)           Amount of stock beneficially owned :  3,213,629
(b)           Percent of class:  4.8
(c)           Number of shares as to which the person has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote: 3,213,629
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  3,213,629

4.           Partner Asset Management, LLC, a Delaware limited liability company (“PAM”)
(a)           Amount of stock beneficially owned :  3,213,629
(b)           Percent of class:  4.8
(c)           Number of shares as to which the person has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote: 3,213,629
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  3,213,629

5.           Partner Investment Management, L.P., a Delaware limited partnership (“PIM”)
(a)           Amount of stock beneficially owned :  3,213,629
(b)           Percent of class:  4.8
(c)           Number of shares as to which the person has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote: 3,213,629
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  3,213,629

CUSIP No. 80517Q100

6.           Partner Investment Management GP, LLC, a Delaware limited liability company (“PIM LLC”)
(a)           Amount of stock beneficially owned :  3,213,629
(b)           Percent of class:  4.8
(c)           Number of shares as to which the person has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote: 3,213,629
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  3,213,629

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

PFM and PIM are SEC-registered investment advisers whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.  No client of either separately holds more than five percent of the outstanding Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

PFM is the investment adviser to investment funds and other accounts.  PIM is the investment adviser to investment funds of which PAM is the general partner and other accounts.  PFM LLC is the general partner of PFM.  PIM LLC is the general partner of PIM.  Mr. James is the Chief Investment Officer and a member of the management committee of all of the foregoing entities.  Mr. James and Mr. Grossman are the portfolio managers of funds, of which PFM or PIM is the investment adviser and of which PAM is the general partner, and other accounts.  They are also members of the management committees of PFM, PIM and PAM.  The Filers constitute a group, but expressly disclaim membership in a group with any other person.  Further, each of the Filers disclaims beneficial ownership of the Stock except to the extent of that Filer’s pecuniary interest therein.

CUSIP No. 80517Q100

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification.

Certification of PFM, PFM LLC, PIM, PIM LLC, Mr. James and Mr. Grossman:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of PAM:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, PFM certifies on behalf of itself and all of the persons and entities named in Item 4 of this Schedule 13G that the information set forth in this statement is true, complete and correct.

Dated:           February 12, 2010

PARTNER FUND MANAGEMENT, L.P. By: Linda E. Fitzgerald, Chief Compliance Officer

CUSIP No. 80517Q100

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.  For that purpose, the undersigned hereby constitute and appoint Partner Fund Management, L.P., a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:              July 29, 2009

PARTNER FUND MANAGEMENT, L.P. By:/s/ Linda E. Fitzgerald, Chief Compliance Officer	PARTNER INVESTMENT MANAGEMENT, L.P. By:/s/ Linda E. Fitzgerald, Chief Compliance Officer
PARTNER FUND MANAGEMENT GP, LLC By: /s/ Eric T. Moore, Chief Financial Officer	PARTNER INVESTMENT MANAGEMENT GP, LLC By: /s/ Eric T. Moore, Chief Financial Officer
PARTNER ASSET MANAGEMENT, LLC By: /s/ Eric T. Moore, Chief Financial Officer
/s/ Christopher M. James	/s/ Brian D. Grossman

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